As filed with the Securities and Exchange Commission on April 18, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

C. R. BARD, INC.

(Exact name of registrant as specified in its charter)

New Jersey (State or other jurisdiction of incorporation or organization)	**22-1454160** (I.R.S. employer identification no.)

730 Central Avenue
Murray Hill, New Jersey 07974
(Address, including zip code, of registrant's principal executive offices)

1993 Long Term Incentive Plan of C. R. Bard, Inc. (as Amended and Restated)
1988 Directors Stock Award Plan of C. R. Bard, Inc. (as Amended and Restated)
(full title of the plan)

Nadia C. Adler, Esq.
C. R. Bard, Inc.
730 Central Avenue
Murray Hill, New Jersey 07974
(Name and address of agent for service)

(908) 277-8000
(Telephone number, including area code, of agent for service)

Copies of all notices, orders and communication to:

Alan D. Schnitzer, Esq.
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York 10017

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)
Common Stock, par value $.25 per share	2,050,000	$43.60	$89,380,000	$22,345.00
Common Stock Purchase Rights	2,050,000	(3)	(3)	(3)

(1) Of the 2,050,000 shares of Common stock being registered hereby, 2,000,000 shares are being registered to be issued pursuant to the 1993 Long Term Incentive Plan, as amended and restated, and 50,000 shares are being registered to be issued pursuant to the 1988 Directors Stock Award Plan, as amended and restated.

(2) Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee on the basis of the average of the high and low sales price of the Registrant's Common Stock on the New York Stock Exchange – Composite Tape on April 17, 2001.

(3) Common Stock Purchase Rights currently are attached to and trade with the Common Stock of the Registrant. Value attributable to such Rights, if any, is reflected in the market price of the Common Stock, and such Rights would be issued for no additional consideration. Accordingly, there is no offering price for the Rights and no registration fee is required.

Pursuant to General Instruction E for registration statements on Form S-8, the contents of the Registration Statement on Form S-8 of C. R. Bard, Inc., a New Jersey corporation, relating to the 1988 Directors Stock Award Plan of C. R. Bard, Inc. (as Amended and Restated), 1993 Long Term Incentive Plan of C. R. Bard, Inc. (as Amended and Restated) and 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., file number 333-51793, filed with the Securities and Exchange Commission on May 1, 1998, are incorporated herein by reference.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

Not required to be filed with this Registration Statement.

Item 2. Registrant Information and Employee Plan Annual Information.

Not required to be filed with this Registration Statement.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

Not required to be filed with this Registration Statement pursuant to General Instruction E for registration statements on Form S-8.

Item 4. Description of Securities.

Not required to be filed with this Registration Statement pursuant to General Instruction E for registration statements on Form S-8.

Item 5. Interests of Named Experts and Counsel.

Not required to be filed with this Registration Statement pursuant to General Instruction E for registration statements on Form S-8.

Item 6. Indemnification of Directors and Officers.

Not required to be filed with this Registration Statement pursuant to General Instruction E for registration statements on Form S-8.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. List of Exhibits.

3.1	The Company's Restated Certificate of Incorporation, as amended, as of April 17, 1996, filed as Exhibit 3 to the Company's September 30, 1996 Form 10-Q is incorporated herein by reference
5.1	Opinion of Drinker Biddle & Shanley LLP, regarding legality of securities being registered*
23.1	Consent of Arthur Anderson LLP*
23.2	Consent of Drinker Biddle & Shanley LLP (included in Exhibit 5.1)
24.1	Powers of Attorney*

_____
* Filed herewith

Item 9. Undertakings.

Not required to be filed with this Registration Statement pursuant to General Instruction E for registration statements on Form S-8.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of New Providence at Murray Hill, State of New Jersey, on the 18th day of April, 2001.

C. R. BARD, INC.

By: _/s/ William H. Longfield_____
     Name: William H. Longfield
     Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by or on behalf of the following persons in the capacities indicated on the 18th day of April, 2001.

Signature	Title
_____/s/ William H. Longfield_____ William H. Longfield	Chairman and Chief Executive Officer and Director (Principal Executive Officer)
* Charles P. Slacik	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
* Charles P. Grom	Vice President and Controller (Principal Accounting Officer)
* Marc C. Breslawsky	Director
* William T. Butler, M.D.	Director
* T. Kevin Dunnigan	Director
* Regina E. Herzlinger	Director
* Anthony Welters	Director
* Tony L. White	Director

* By _/s/ William H. Longfield_____
    William H. Longfield
    Attorney-In-Fact

Exhibit No.	Description
3.1	The Company's Restated Certificate of Incorporation, as amended, as of April 17, 1996, filed as Exhibit 3 to the Company's September 30, 1996 Form 10-Q is incorporated herein by reference
5.1	Opinion of Drinker Biddle & Shanley LLP, regarding legality of securities being registered*
23.1	Consent of Arthur Andersen LLP*
23.2	Consent of Drinker Biddle & Shanley LLP (included in Exhibit 5.1)
24.1	Powers of Attorney*

_____

* Filed electronically herewith

Exhibit 5.1

[Letterhead of Drinker Biddle & Shanley LLP]

April 18, 2001

C.R. Bard, Inc.
730 Central Avenue
Murray Hill, New Jersey 07974

> Re: 1993 Long Term Incentive Plan of C.R. Bard, Inc. (as
> Amended and Restated) and 1988 Directors Stock Award Plan
> of C.R. Bard, Inc. (as Amended and Restated)

Gentlemen:

We have acted as special counsel to C.R. Bard, Inc., a New Jersey corporation (the "Company"), in connection with a Registration Statement on Form S-8 (the "Registration Statement") filed under the Securities Act of 1933, as amended (the "Act"), relating to the offer and sale by the Company of up to 2,050,000 shares of the Company's common stock, par value $.25 per share (the "Shares"), pursuant to the Company's 1993 Long Term Incentive Plan and 1988 Directors Stock Award Plan (the "Plans").

For purposes of this opinion, we have examined originals or copies, certified or otherwise, identified to our satisfaction, of the Registration Statement, together with exhibits filed as a part thereof, and all such other documents, records, certificates, including certificates of public officials, and other instruments as we have deemed necessary or appropriate.

Based upon the foregoing, we are of the opinion that:

1.   The Company has been duly incorporated and is validly existing under the laws of the State of New Jersey.

2.   The Shares have been duly authorized and, when sold in the manner and for the consideration contemplated by the Plans and the Registration Statement, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name therein. By giving the foregoing consent, we do not admit that we are persons whose consent is required under Section 7 of the Act.

Very truly yours,

DRINKER BIDDLE & SHANLEY LLP

Exhibit 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To C.R. Bard, Inc.:

As independent public accountants, we hereby consent to the incorporation by reference in this Form S-8 registration statement of our report dated January 23, 2001 included in C.R. Bard, Inc.'s Form 10-K for the year ended December 31, 2000, and to all references to our firm included in this registration statement.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
April 18, 2001

Exhibit 24.1

C. R. BARD, INC.
POWER OF ATTORNEY

       KNOW ALL BY THESE PRESENTS, that each of the undersigned, being an officer or director, or both, of C. R. BARD, INC. (the "Company"), in his or her capacity as set forth below, hereby constitutes and appoints WILLIAM H. LONGFIELD his or her true and lawful attorney and agent, to do any and all acts and all things and to execute any and all instruments which such attorney and agent may deem necessary or desirable to enable the Company to comply with the Securities Act of 1933, as amended (the "Act"), and any rules, regulations and requirements of the Securities and Exchange Commission hereunder in connection with the registration under the Act of shares of common stock of the Company ("Common Stock") to be issued by the Company pursuant to the Company's 1993 Long Term Incentive Plan and its 1988 Directors Stock Award Plan, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form S-8 or any Form relating to the sale of such Common Stock, to be filed with the Securities and Exchange Commission with respect to such Common Stock, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments or supplements thereto, whether such amendments or supplements are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

[Balance of Page Intentionally Blank]

IN WITNESS HEREOF, each of the undersigned has subscribed his or her name as of the 18th day of April, 2001.

/s/ Charles P. Slacik\
Name: Charles P. Slacik\
Title: Senior Vice President and\
         Chief Financial Officer\
         (Principal Financial Officer)

/s/ Charles P. Grom\
Name: Charles P. Grom\
Title: Vice President and Controller\
         (Principal Financial Officer)

/s/ Marc C. Breslawsky\
Name: Marc C. Breslawsky\
Title: Director

/s/ William T. Butler\
Name: William T. Butler, M.D.\
Title: Director

/s/ T. Kevin Dunnigan\
Name: T. Kevin Dunnigan\
Title: Director

/s/ Regina E. Herzlinger\
Name: Regina E. Herzlinger\
Title: Director

/s/ Anthony Welters\
Name: Anthony Welters\
Title: Director

/s/ Tony L. White\
Name: Tony L. White\
Title: Director